AB
3/16

15025001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 09 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44516

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oriental Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Professional Office Park VI 997 San Roberto Street 9th Floor
(No. and Street)

San Juan (City) Puerto Rico (State) 00926 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana R. Suarez (787) 993-4288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

250 Munoz Rivera Avenue, Suite 1100 (Address) San Juan (City) Puerto Rico (State) 00918 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OP 3/17/15

OATH OR AFFIRMATION

I, Ana R. Suarez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oriental Financial Services Corp., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit Number 31
Sworn and subscribed before me by Ana R. Suarez, of legal age, married in her capacity as Chief Compliance Officer of Oriental Financial Services and resident of Guaynabo, PR, whom I personally known.

Ana R Suarez
Signature

Chief Compliance officer
Title

In San Juan, Puerto Rico this 23 Feb 15

Pedro A. Hernández
Notary Public My commission never expires

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pedro A. Hernández Freire
Abogado - Notario

RECIBO
08468158
9397
02/09/2015
$5.00
$5 Sello Asistencia Legal
53457-2015-0209-56133607

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of OFG Bancorp)

Financial Statements and Supplementary Schedules

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Board of Directors
Oriental Financial Services Corp.

We have audited the accompanying statement of financial condition of Oriental Financial Services Corp. (the Company) as of December 31, 2014, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and 17 C.F.R. § 1.10. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

San Juan, Puerto Rico
March 4, 2015

License No. 21
Expires December 1, 2016

E148792
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
sello
$5.00

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Financial Condition

December 31, 2014

Assets		
Cash and cash equivalents	$	4,704,891
Deposit with clearing organization		150,000
Securities owned – at fair value		1,593,725
Receivables from broker-dealers and others, net		794,464
Deferred tax asset, net		897,463
Due from affiliates (note 6)		318,500
Property and equipment, net		244,505
Prepaid expenses and other assets		1,922,970
Total assets	$	10,626,518
Liabilities		
Accounts payable and accrued expenses	$	663,981
Unearned revenue		82,157
Total liabilities		746,138
Stockholder's equity:		
Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares.		1,000
Additional paid-in capital		9,879,380
Retained earnings		—
Total stockholder's equity		9,880,380
Commitments and contingencies		
Total liabilities and stockholder's equity	$	10,626,518

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)
Statement of Income

Year ended December 31, 2014

Revenue:		
Commissions	$	10,741,538
Interest and dividends		151,199
Investment banking fees		130,514
Trading losses		(253,529)
Other income		110,018
Total revenue		10,879,739
Expenses:		
Employee compensation and benefits		4,755,717
Management and service fees (note 6)		1,189,194
Clearing broker fees		512,406
Claims and settlements		652,930
Occupancy and equipment		494,194
Wrap fees		443,744
Professional services		1,082,947
Advertising and promotion		78,000
Taxes, other than payroll and income taxes		333,140
Communications		90,274
Other		477,068
Total expenses		10,109,613
Income before income tax expense		770,125
Income tax expense		178,460
Net income	$	591,665

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)
Statement of Changes in Stockholder's Equity

Year ended December 31, 2014

	Common Stock	Additional paid-in capital	Retained earnings	Total
Balances at December 31, 2013	$ 1,000	12,411,971	—	12,412,971
Net income	—	—	591,665	591,665
Group allocation of equity-based compensation	—	75,744	—	75,744
Dividends paid	—	(2,608,335)	(591,665)	(3,200,000)
Balances at December 31, 2014	$ 1,000	9,879,380	—	9,880,380

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)
Statement of Cash Flows

Year ended December 31, 2014

Cash flows from operating activities:		
Net income	$	591,665
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income tax benefit		226,606
Stock-based compensation		75,744
Depreciation and amortization		59,944
Bad debt expense		312,354
Retainer bonus disbursements		(310,137)
Amortization of retainer bonuses		181,723
Changes in operating assets and liabilities:		
Receivables from broker-dealers and others - net		741,053
Securities owned, at fair value – net		275,200
Deposit with clearing organization		1,100,000
Prepaid expenses and other assets		(29,726)
Due from affiliates		(200,093)
Accounts payable and accrued expenses		(965,789)
Unearned revenue		(109,543)
Net cash provided by operating activities		1,949,001
Cash flows from investing activity:		
Additions to property and equipment		(8,584)
Net cash used in investing activity		(8,584)
Cash flows from financing activity:		
Dividends paid		(3,200,000)
Net cash used in financing activity		(3,200,000)
Net decrease in cash and cash equivalents		(1,259,583)
Cash and cash equivalents – beginning of year		5,964,474
Cash and cash equivalents – end of year	$	4,704,891
Supplemental disclosures of cash flow information:		
Income taxes paid	$	452,800

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

(1) Organization and Summary of Significant Accounting Policies

Organization and Description of Business

Oriental Financial Services Corp. (the Company) is a wholly owned subsidiary of OFG Bancorp (the Group) and is incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in brokerage, underwriter syndicate and offerings, and investment advisory services in Puerto Rico and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and does not carry customer accounts; accordingly, it is exempt from the Customer Protection Rule (Securities and Exchange Commission (SEC) Rule 15c3-3) pursuant to Provision K(2)(ii) of such rule.

Effective August 1, 2013, the Company and OFS Securities, Inc. entered into a merger agreement whereby OFS Securities, Inc. contributed its net assets in exchange for membership interest of the Company. The net assets contributed were recorded at OFS Securities, Inc.'s carrying amount as this transaction was executed among entities under common control. This transaction was structured to qualify as a tax exempt transaction based on the provisions of Section 1034.04 of the Puerto Rico Internal Revenue Code for a New Puerto Rico.

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (GAAP). The following is a summary of the Company's most significant accounting policies:

(a) Basis of Presentation

The financial statements of the Company are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the SEC, and FINRA.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the statement of financial condition and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of deferred tax assets, receivables from broker-dealers and others, securities owned, the useful lives of property and equipment, share-based compensation, and accruals for claims and settlements.

(c) Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business. Cash equivalents include money market investments amounting to $4,524,891 as of December 31, 2014, and are valued using Level 1 inputs, as defined in note (l) cash amounts are held with Pershing LLC, the Company's clearing broker dealer.

(d) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions, including the related commission income and expenses, are reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned are carried at fair value and the changes in fair value are included as income (loss) for the reporting period.

(e) Commissions

Commissions and related clearing broker expenses are recorded on a trade-date basis.

(f) Investment Banking Revenue

Investment banking revenue includes gains, losses, and fees, net of syndicate expenses arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue also includes fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(g) Other Income and Expenses

Other income and expenses are accounted for on the accrual basis. Dividend and interest income are recognized when earned.

(h) Property and Equipment

Property and equipment are stated at cost. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful lives of the assets, which range from five to ten years. Depreciation on equipment is calculated on the straight-line method over the estimated useful lives of the assets, which range from three to five years. Total depreciation and amortization for the year ended December 31, 2014 amounted to $59,944.

(i) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(j) Accounting for Transfers of Financial Assets and Extinguishments of Liabilities

The Company recognizes the financial assets it controls and the liabilities it has incurred. At the same time, it derecognizes financial assets when control has been surrendered and liabilities when they are extinguished.

(k) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(l) Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
- Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(m) Group of Related Entities

The Internal Revenue Code for a New Puerto Rico (the 2011 Code) requires that entities exceeding a predefined volume of business issue audited financial statements for filing with local taxing authorities. This predefined volume of business is determined in a "controlled group" basis, as defined in the 2011 Code. The following related entities, as defined by the 2011 Code, are engaged in active trade or business within Puerto Rico:

- Oriental Bank, Inc.
- Oriental International Bank, Inc.
- Oriental Insurance Inc.
- OFG Bancorp, and
- EB Operating Number One, Inc.

(n) Recently Issued Accounting Pronouncements

Revenue from Contracts with Customers - In May 2014, Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The amendments in ASU 2014-09 supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. The general principle of the amendments require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance sets forth a five step approach to be utilized for revenue recognition. The amendments are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Management is currently assessing the impact to the Company's financial statements.

Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures - In June 2014, FASB issued ASU No. 2014-11, *Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures*. The amendments in the ASU require repurchase-to-maturity transactions to be recorded and accounted for as secured borrowings. Amendments to Topic 860 also require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty (i.e., a repurchase financing), which will result in secured borrowing accounting for the repurchase agreement, as well as additional required disclosures. The accounting amendments and disclosures are effective for annual periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. The disclosures for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions accounted for as secured borrowings are required to be presented for annual periods beginning after December 15, 2014, and for interim periods beginning after December 15, 2015. The adoption of this guidance will not have a material effect on the financial statements.

Going Concern - In August 2014, the FASB issued ASU No. 2014-15, *Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern,* a new going concern standard, which requires management to assess at each interim and annual reporting period whether substantial doubt exists about the company's ability to continue as a going concern. Substantial doubt exists if it is probable (the same threshold that is used for contingencies) that the company will be unable to meet its obligations as they become due within one year after the date the financial statements are issued or available to be issued (assessment date). Management needs to consider known (and reasonably knowable) events and conditions at the assessment date. For all entities, this standard is effective for annual periods and interim periods within those annual periods beginning after December 15, 2016, with earlier adoption permitted. The adoption of this standard is not expected to have a material impact on the financial position or results of operations.

Hybrid Financial Instruments - In December 2014, the FASB issued ASU No. 2014-16, *Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (a consensus of the FASB Emerging Issues Task Force),* a standard that will require a company that issues or invests in a hybrid financial instrument (e.g., a preferred share with a redemption feature, a conversion feature, or both) to determine the nature of the host contract by considering the economic characteristics of the entire instrument, including the embedded derivative feature that is being evaluated for separate accounting. Concluding the host contract is debt-like (versus equity-like) may result in substantially different answers about whether certain features must be accounted for separately. The guidance provides a modified retrospective transition for all existing hybrid financial instruments in the form of a share, with the option for full retrospective application. The new standard is effective for fiscal years, beginning after December 15, 2015 and interim periods within fiscal years, beginning after December 15, 2016. Early adoption, including adoption in an interim period, is permitted. The adoption of this standard is not expected to have a material impact on the financial position or results of operations.

Other Potential Amendments to Current Accounting Standards - FASB and the International Accounting Standards Board, either jointly or separately, are currently working on several major projects, including amendments to existing accounting standards governing financial instruments, leases, and consolidation and investment companies. As part of the joint financial instruments project, FASB has issued a proposed ASU that would result in significant changes to the guidance for recognition and measurement of financial instruments, in addition to the proposed ASU that would change the accounting for credit losses on financial instruments discussed above. FASB is also working on a joint project that would require substantially all leases to be capitalized on the balance sheet. Upon completion of the standards, the Company will need to re-evaluate its accounting policies and disclosures. However, due to ongoing deliberations of the standard setters, the Company is currently unable to determine the effect of future amendments or proposals.

(2) Securities Owned

The following table sets forth the Company's securities owned recorded at fair value as of December 31, 2014:

Puerto Rico government securities	$	1,513,300
Other equity securities		80,425
	$	1,593,725

The following table presents the classification in the fair value hierarchy of securities that are measured at fair value on a recurring basis:

			Fair value measurement at reporting date using		
		December 31, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobsevable inputs (Level 3)
Puerto Rico government securities	$	1,513,300	—	1,513,300	—
Other equity securities		80,425	—	80,425	—
	$	1,593,725	—	1,593,725	—

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2, or Level 3 during the year ended December 31, 2014.

(3) Prepaid Expenses and Other Assets

Prepaid expenses and other assets at December 31, 2014 consist of the following:

Prepaid retainer bonuses	$	1,000,745
Prepaid municipal taxes		99,371
Prepaid income taxes		716,317
Prepaid others		59,194
Other assets		47,343
	$	1,922,970

Prepaid retainer bonuses comprised amounts advanced to new brokers under promissory note agreements that require the brokers to repay the Company the amounts advanced by making annual payments on the anniversary dates established in the agreements. Under the terms of the agreements, the brokers are not required to repay the Company if at the anniversary date (date of scheduled repayment), the brokers achieve certain milestones and comply with the conditions established in the promissory note.

(4) Property and Equipment

Property and equipment at December 31, 2014 consist of the following:

	Estimated useful lives (in years)		
Leasehold improvements	5-10	$	373,499
Furniture, fixtures, and equipment	3-5		104,531
Computer and communication equipment	3		143,762
Total			621,792
Less accumulated depreciation and amortization			(377,287)
Total		$	244,505

(5) Clearing Agreement

The Company has a clearing agreement (the Agreement) with Pershing LLC (Pershing). Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. Also, under the terms of the Agreement, the Company is required to maintain a minimum deposit with Pershing at all times. This deposit amounted to $150,000 as of December 31, 2014.

In October 2010, the Company received a payment from Pershing amounting to $750,000 to cover the costs of conversion from National Financial Services Corp. (NFSC) and as an incentive for entering into a new clearing agreement with Pershing. The remaining portion of this payment that has not been recognized as revenue, which amounts to approximately $82,000 as of December 31, 2014, is presented in the accompanying statement of financial condition as unearned revenue. Such income will be recognized in 2015.

(6) Transactions with Affiliated Companies

The Company receives technical, operational, and consulting services from Oriental Bank (the Bank), a related party, for which it is charged a management and service fees for the year ended December 31, 2014, the Company was charged $1,189,194 by the Bank for these services. In addition, the Company is also charged by the Bank for the use of facilities and equipment, and for occupancy, which amounted in 2014 to approximately $69,000 and $180,000, respectively, included in occupancy and equipment expenses in the statement of income.

The Company's employees participate in the Group's equity-based compensation plans. During the year ended December 31, 2014, the Group allocated stock compensation expense of $75,744 to the Company. The Group follows the fair value method of recording stock-based compensation.

The Company also maintains an operating cash account with the Bank amounting to $180,000 as of December 31, 2014, included in cash and cash equivalents in the statement of financial condition.

The Company paid $3,200,000 in dividends during the year. Dividends paid were recorded against available retained earnings and any remaining amount was recorded as a reduction to additional paid-in capital.

(7) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed the 15.00 to 1.00. At December 31, 2014, the Company had net capital of $5,453,280, which is $5,203,280 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014 is 0.14 to 1.00.

(8) Income Taxes

The Company is subject to the provisions of the 2011 Internal Revenue Code of the New Puerto Rico, as amended (the Code). Among others, the Code imposes a maximum corporate tax rate of 39%. One of the Code's amendments is Act. 77-2014 known as "Ley de Ajustes al Sistema Contributivo" (Act of Adjustments to the Tax System). The main purpose of the Act is to increase government collections in order to alleviate the structural deficit. The most relevant provisions of the Act, as applicable to the Company, and effective for transactions held after June 30, 2014 are as follows: (1) the capital tax rate was increased from 15% to 20% and (2) for an asset to be considered long term capital asset, the holding period must be over a year, which before was defined with a holding period of over six months.

Other provisions applicable to tax years commencing after December 31, 2013 is the additional tax on gross income ("patente nacional") is defined as a separate tax, rather than a component of the Alternative Minimum Tax (AMT) for non-financial institutions and, therefore is not longer accounted for under the provisions of ASC 740. For financial institutions, the additional tax on gross income remained mostly unaltered at a tax rate of 1% of its gross income of a taxable year, of which fifty percent (50%) may be claimed as a credit against the financial institution's applicable income tax of that year.

Under Puerto Rico law, all companies are treated as separate taxable entities and are not entitled to file consolidated returns. The Company and its subsidiaries are subject to Puerto Rico regular income tax or AMT on income earned from all sources. The AMT is payable if it exceeds regular income tax. The excess of AMT over regular income tax paid in any one year may be used to offset regular income tax in future years, subject to certain limitations.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

The components of income tax expense for the year ended December 31, 2014 are as follows:

Current income tax benefit	$	(48,146)
Deferred income tax expense		226,606
Income tax expense	$	178,460

The Company's income tax expense differs from amounts computed by applying the applicable statutory rate to income before income taxes as follows:

		Amount	Rate
Tax at statutory rate	$	300,349	39.00%
Exempt income		(54,057)	(7.02)%
Expenses allocated to exempt income		41,415	5.38%
Gross receipts tax		43,066	5.59%
Gross receipts tax credit		(55,213)	(7.17)%
Other non-deductible items		491	0.06%
Other		(82,091)	(10.66)%
Impact of progressive rates		(15,500)	(2.01)%
Income tax expense	$	178,460	23.17%

The components of the Company's deferred tax assets at December 31, 2014 are as follows:

Deferred tax assets:		
Net operating loss carryforward	$	368,473
Unearned revenue		32,041
Stock-based compensation		83,148
Unrealized loss		321,805
Patente nacional		36,783
Property and equipment		55,213
Total deferred tax asset	$	897,463

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Based upon the projections for future taxable income over the periods in which the deferred tax assets are expected to reverse, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2014. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

The Company follows a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. There are no uncertain tax positions recognized in the financial statements as of December 31, 2014.

The Company is potentially subject to income tax audits in the Commonwealth of Puerto Rico for taxable years 2009 to 2013, until the applicable statute of limitations expire. Tax audits by their nature are often complex and can require several years to complete.

(9) Contingencies

In the normal course of business, the Company executes settles, and finances customer, correspondent, and proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers.

The Company is subject to examinations from its regulators. Such examinations could result in fines and penalties against the Company. On December 12, 2014, the Company accepted and consented, without admitting or denying the findings that the Company had not disclosed in transaction confirmations the markups or markdowns applied to certain riskless principal transactions in equity securities and that the Company solicited concentrated purchases of Puerto Rico securities. The Company paid a fine of $245,000.

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Schedule I

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)
Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934
December 31, 2014

Computation of Net Capital

Total stockholder's equity from statement of financial condition	$	9,880,380
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		9,880,380
Add other deductions or allowable credits		—
Total capital and allowable subordinated liabilities		9,880,380
Deductions and/or charges:		
Total nonallowable assets		4,177,902
Capital charges for spot and commodity futures		—
Other deductions and/or charges		—
		(4,177,902)
Other additions and/or allowable credits		—
Net capital before haircuts on securities positions		5,702,478
Haircuts on securities:		
Contractual commitments		—
Subordinated debt		—
Exempt investment securities		—
Debt securities		—
Other securities		68,053
Other		181,145
		(249,198)
Net capital	$	5,453,280

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$	49,743
Minimum dollar requirement		250,000
Net capital requirement (greater of two amounts above)		250,000
Net capital		5,453,280
Excess net capital		5,203,280
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	5,378,666

Reconciliation with Company's Computation (included in Part II of Form 17A-5 as of December 31, 2014)

Net capital, as reported in Company's Report II (unaudited) FOCUS report	$	5,573,981
Adjustments to non-allowable assets, net		(120,701)
Net capital calculation pursuant to Rule 15c3-1	$	5,453,280

(Continued)

Schedule I

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2014

Computation of Aggregate Indebtedness

Aggregate indebtedness from statement of financial condition	$	746,138
Add:		
Draft for immediate credit		—
Market value of securities borrowed where no equivalent is paid or credited		—
Other		—
Total aggregate indebtedness	$	746,138
Ratio – aggregate indebtedness to net capital		0.14 to 1.00

Schedule of Nonallowable Assets

Receivables from broker-dealers and others, net	$	794,464
Prepaid expenses and other assets		1,922,970
Deferred tax asset, net		897,463
Property and equipment		244,505
Due from affiliates		318,500
Total nonallowable assets	$	4,177,902

See accompanying report of independent registered public accounting firm.

Schedule II

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934
Year ended December 31, 2014

The Company has a clearing agreement (the Agreement) with Pershing LLC (Pershing). Under the terms of the Agreement, Pershing LLC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3(k)(2)(ii) for the year ended December 31, 2014.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Oriental Financial Services Corp.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Oriental Financial Services Corp. (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the mutual funds distribution report and the monthly profit and loss statement, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the mutual funds distribution report and the monthly profit and loss statement, supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Juan, Puerto Rico
March 4, 2015

License No. 21
Expires December 1, 2016


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